Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-261823
PROSPECTUS  SUPPLEMENT NO. 13
(to prospectus dated April 29, 2022)

Boxed, Inc.

This prospectus supplement updates, amends and supplements the prospectus dated April 29, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1, as amended (Registration No. 333-261823).

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 6, 2023 (which is attached to and a part of this prospectus supplement), only to the extent that any information contained in such document is deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our Common Stock and Warrants are listed on the New York Stock Exchange under the symbols “BOXD” and “BOXD WS,” respectively. On March 3, 2022, the closing price of our Common Stock was $0.49 and the closing price of our Warrants was $0.0808.

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements. Investing in our securities involves certain risks. See the section entitled “Risk Factors” beginning on page 10 of the Prospectus and under similar headings in any further amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the SEC nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 6, 2023.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): March 1, 2023

Boxed, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39817 (Commission File Number)	85-3316188 (I.R.S. Employer Identification No.)

61 Broadway, Floor 30
New York, New York 10006
(Address of principal executive offices, including zip code)

(646) 586-5599
(Registrant’s telephone number, including area code)

Not Applicable
 (Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	BOXD	New York Stock Exchange
Warrants to purchase common stock	BOXD WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously disclosed, Boxed, Inc. (the “Company”) is party to that certain Credit Agreement, dated as of August 4, 2021, as amended by the First Amendment to Credit Agreement, dated as of January 20, 2023, by and among  Boxed, LLC, a Delaware limited liability company (the “Borrower”), the Company and its subsidiaries (collectively with the Company, the “Guarantors” and, the Guarantors together with the Borrower, the “Obligors”), the BlackRock affiliated lenders thereunder (the “Lenders”) and Alter Domus (US) LLC, as agent for the lenders (the “Administrative Agent”) (as further amended, restated, supplemented or modified, the “Credit Agreement”). Capitalized terms used below, which are undefined, shall have the meaning ascribed to them in the Credit Agreement.

Pursuant to the terms of the Credit Agreement, the Borrower was required to deliver to the Lenders on or before March 1, 2023, an executed effective letter of intent or signed term sheet by a bona fide third party pursuant to which such third party agreed to purchase more than 50% of the aggregate equity interests or assets of the Borrower and its Subsidiaries for cash consideration (an “Executed Sale LOI”).  The Borrower delivered to the Lenders an executed letter of intent (the “Letter of Intent”) on March 1, 2023 that the Company believes constituted an Executed Sale LOI and satisfied its obligation under the Credit Agreement.  However, the Lenders disagreed that the Letter of Intent constituted an Executed Sale LOI pursuant to the terms of the Credit Agreement.

As a result, on March 1, 2023, the Obligors entered into a forbearance agreement regarding the Credit Agreement (the “Forbearance Agreement”) with the Lenders and Administrative Agent, pursuant to which the Lenders agreed to forbear any rights or remedies under the Credit Agreement and other Loan Documents and applicable law to which they would otherwise be entitled related to the delivery of an Executed Sale LOI, as well as any rights or remedies arising from a failure to comply with obligations of the Borrower to deliver an executed sale agreement by March 15, 2023, to satisfy the minimum liquidity covenant under 6.10(c) of the Credit Agreement or any cross-default arising from a failure of the Borrower to comply with comparable provisions under the Company’s certain Second Lien Credit Agreement, dated as of January 20, 2023 (the “Second Lien Credit Agreement,” and any default arising from such failures a “Forbearance Default”).

Pursuant to the Forbearance Agreement, the Lenders and the Administrative Agent will provide a limited forbearance from the exercise of all rights or remedies under the Credit Agreement and the other Loan Documents and applicable law (including initiating any proceedings to collect on the obligations or initiating, repossessing or commencing a foreclosure of any Collateral), in each case, due to the Lenders as a result of a Forbearance Default.

The Forbearance Agreement requires the Borrower to satisfy certain milestones, including that: (i) the Borrower deliver to the Administrative Agent and the Lenders, on or before March 6, 2023 (a) a debtor-in-possession budget prepared by the Borrower that is reasonably acceptable to the Required Lenders and (b) a certificate from the Borrower that the debtor-in-possession budget has been prepared on a reasonable basis, in good faith and on assumptions the Borrower believes to be reasonable at the time such assumptions were made; (ii) the Borrower and each other Obligor enter into a binding debt commitment letter and term sheet on or before March 6, 2023 with the Lenders for a debtor-in-possession financing facility satisfactory to the Administrative Agent and Required Lenders, and, if necessary, the final, binding agreement would be required to be entered into on or before March 18, 2023; and (iii) the Borrower prepay, with cash maintained in deposit accounts subject to an Account Control Agreement, the Loans in principal amount equal to at least $5,000,000 together with accrued interest and the Early Prepayment Fee, on or before March 7, 2023.

The Forbearance Agreement will terminate on the earliest of (i) 11:59 p.m. (New York time) on March 19, 2023, (ii) the occurrence of any other Event of Default under any Loan Document, and (iii) any breach by the Borrower, Company or any other Guarantor of any representation, warranty, term, covenant or agreement in the Forbearance Agreement.

The foregoing description of the Forbearance Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Forbearance Agreement, which will be filed as an exhibit to the Company’s Annual Report on Form 10-K for the period ended December 31, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Boxed, Inc.

Date: March 6, 2023	By:	/s/ Mark Zimowski
	Name:	Mark Zimowski
	Title:	Chief Financial Officer